File No. 82-5215

03 NOV -3 7:21

㊅松井証券
ネットストック

Oct 31, 2003

[redacted]

03037079

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report as to Acquisition of Its Own Shares by the Company in September 2003 (For the period from September 1, 2003 to September 30, 2003).
2. Registration of Possible Issue of Securities (dated on July 11,2003)
3. Registration of Possible Issue of Securities (dated on September 10,2003)

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 11/4

Very truly yours,

Matsui Securities Co., Ltd.

By H Imada

Name: Hirohito IMADA
Title: Director,
Finance Department

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In September 2003

(From September 1, 2003 through September 30, 2003)

Matsui Securities Co., Ltd.
1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau
On October 7, 2003

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of September 30, 2003

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month		–	–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved		–	–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of September 30, 2003

	Number of shares
Total shares outstanding	88,223,678
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

File No. 82-5215

(Summary translation)

Registration of Possible Issue of Securities

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On July 11, 2003

This Registration was withdrawn on September 9, 2003 by the Company's filing "Withdrawal of Registration of Possible Issue of Securities"

Category of Securities:	**Bonds**
Planned Period of Issue:	**From July 19, 2003, the effective date of this Registration, to July 18, 2005, the expiration date.**
Planned Amount of Issue	**50,000 million Yen**
Stabilizing Operation	**None**

Part 1 Information on Securities

1 Terms of Issue

Details of offering will be given by filing "Supplemental Documents to Registration of Possible Issue of Securities" at the time of each issue.

(1) Details of Bonds to be issued

To be determined

(2) Underwriters and trustees

To be determined

(3) Proceeds

(a) Amounts of Proceeds

To be determined.

(b) Use of Proceeds

The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and then investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of certain of the Company's indebtedness. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

2 Terms of Sale

No relevant item.

3 Others

No relevant item.

Part 2 Referential Information

Translation omitted.

(Accompanying documents of this Registration include the "Overview of Business and Financial

Indicators" and the "Report indicating the eligibility of the Company for the Registration." These documents are omitted from this summary translation.)

File No. 82-5215

(Summary translation)

Registration of Possible Issue of Securities

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On September 10, 2003

Category of Securities:	**Bonds**
Planned Period of Issue:	**From September 18, 2003, the effective date of this Registration, to September 17, 2005, the expiration date.**
Planned Amount of Issue	**40,000 million Yen**
Stabilizing Operation	**None**

Part 1 Information on Securities

1 Terms of Issue

Details of offering will be given by filing "Supplemental Documents to Registration of Possible Issue of Securities" at the time of each issue.

(1) Details of Bonds to be issued

To be determined

(2) Underwriters and trustees

To be determined

(3) Proceeds

(a) Amounts of Proceeds

To be determined.

(b) Use of Proceeds

The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and then investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of certain of the Company's indebtedness. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

2 Terms of Sale

No relevant item.

3 Others

No relevant item.

Part 2 Referential Information

Translation omitted.

(Accompanying documents of this Registration include the "Overview of Business and Financial Indicators" and the "Report indicating the eligibility of the Company for the Registration." These documents are omitted from this summary translation.)